Chesapeake Corporation

Annual Meeting 2002

Chesapeake

Accomplishments 2001

- Re-established financial credibility
- Sold discontinued operations
- Improved financial structure and liquidity
- Right-sized corporate overhead
- Further integrated recently acquired businesses
- Successfully negotiated key customer supply agreements

Chesapeake Stock Price 2001



39% GROWTH
$30
$25
$20
$15
$ 27.81
$ 20.00
Jan. 2001
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec. 2001

FINANCIAL OVERVIEW

Andrew J. Kohut

Executive Vice President &
Chief Financial Officer

Financial Highlights 2001

	2001	% Annual Change
Sales	$ 791	1% ↑
EBITDA	121	11% ↑
EBIT	61	8% ↑
EPS	$ 1.30	31% ↑

(millions of $, except per share)

From continuing operations before restructuring/special charges

Peer Comparisons 2001

EBITDA MARGIN %


Stora Enso 20.4%
AptarGroup 20.3
Bemis 17.3
Westvaco 17.0
Chesapeake 16.0
Mayr Melnholf 15.9
International Paper 15.7
Average 15.6
Sonoco 14.4
Graphic Packaging 13.2
Jefferson-Smurfit 13.0
Rock-Tenn 12.9
Caraustar 10.5

Source: CSK

Capital Structure

	12/31/00	12/31/01
Net Debt	$ 651	$ 470
Deferred Taxes	226	34
Shareholders' Equity	349	431
Total Capital	1,226	935
Net Debt/Capital	53%	50%
(millions of $)		

From continuing operations before restructuring/special charges

Chesapeake Debt Structure

MATURITIES



(millions of $)
23
43
3
181
240
2002
2003
2004
2005
2006
& Beyond

CURRENCIES

Dollars	35%
Euro	7%
GBP	58%



$
£
€

RATES

Variable	7%
Fixed	93%



Chesapeake

Long-Term Financial Strategy

- Finance long-term assets with long-term capital sources
- Routinely access the public market for capital
- Utilize natural financial hedges
- Targeted debt-to-total capital of 40-50%

Keep it simple

OPERATIONS OVERVIEW

Keith Gilchrist

Executive Vice President and
Chief Operating Officer

New Entrant – November 2001

PrintWeek

TOP 500 2001

Rank 2001	Rank 2000	Company Name	Sales (£'000) Current	Sales (£'000) Previous	Sales Change (%)	Operating Profit Margin (%) Current	Operating Profit Margin (%) Previous	Pre-tax Profit (£'000) Current	Pre-tax Profit (£'000) Previous
1	1	Rexam	2,730,000	2,371,000	15.14	7.51	8.06	60,000	187,000
2	NEW	Chesapeake	545,520	553,080	-1.37	n/a	n/a	48,950	42,450
3	2	De La Rue Holdings	524,800	617,100	-14.96	12.50	5.62	70,600	106,400
4	5	St Ives	498,154	473,207	5.27	11.86	14.06	60,459	68,839
5	3	Polestar Corporation (The)	494,000	508,200	-2.79	10.71	10.21	-2,800	-5,200
6	4	Carnaudmetalbox	471,594	490,364	-3.83	3.65	10.06	29,967	53,567
7	7	Clondalkin Group	369,725	361,330	2.32	n/a	n/a	n/a	29,596
8	NEW	Amcor Europe	349,774	290,936	20.22	n/a	n/a	17,850	19,340
9	17	MY Holdings	290,000	113,892	154.63	5.52	12.80	n/a	14,580
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Chesapeake

Paperboard Niche Markets


NUROFEN
children
Fever & Pain
150ml e


PhotoAlbum
Peerless
iomega
Zip
100MB
Quick Install


555
STATE EXPRESS
OF LONDON
Special Filter
BENSON and HEDGES
TOBACCO SERIOUSLY
DAMAGES HEALTH


DUNE
OXYGENE
LANVIN
Moment de Bonheur


JOHNNIE WALKER
PURE MALT


Walkers
Ginger
Royals
Luxury Ginger Shortbread
Carr's
Table Water
Crackers
Baked with Toasted Sesame Seeds
Try the New TOASTED Sesame Taste

Leading European Carton Producer

EUROPEAN CARTON PACKAGING SALES


Chesapeake
$507
Mayr Melnhof
435
Akerlund & Rausing
334
Van Genechten
293
MeadWestvaco
290
MY Holdings
278
Amcor
239
Algroup
165
Riverwood
116
Edelmann
102
(millions of $)

Strategy Validation

SALES PER PAPERBOARD TONNES


Edelmann
$ 3,300 / tonne
Chesapeake
3,000
Algroup
3,000
Amcor
3,000
MeadWestvaco
2,100
MY Holdings
2,000
Akerlund & Rausing
1,500
Van Genechten
1,500
Riverwood
1,400
Mayr Melnhof
1,300

Plastics Niche Markets



HDPE


LEMON
TWIST
Sprite

PET

Value-added Defensive Markets

SALES BY SECTOR


Multimedia-Technology 3%
20% Food & Household
Tobacco 14%
5% Specialty Chemical
2% Land
4% Other
Spirits 9%
Confectionery 10%
28% Pharma-Healthcare
Cosmetics 5%

$791M REVENUES – 2001

Chesapeake

Blue Chip Customer Growth

gsk GlaxoSmithKline

Aventis

Cadbury Schweppes

AstraZeneca

Lilly

Nestlé

Storck

British American Tobacco

Pharmacia

Wyeth

Gallaher Group Plc

Key Operational Objectives 2002

- Internal focus
- Post acquisition integration
- Drive for safer operating practices and higher utilization output from $420 million asset base

Key Operational Objectives 2002

- Improve company-wide process efficiency/ reduce material movement cost (9 major projects):

- East Kilbride/Edinburgh
- South African Satellites
- Bünde
- Düren
- Bremen relocation
- Van Os
- Nottingham/Bourne
- Tewkesbury/Greenford
- Lexington, NC

Key Growth Objectives 2002

- Tailor employment costs to individual sector seasonal demands/added value

Employment Costs: Added Value %

KEY PERFORMANCE INDICATOR



55%
50%
45%
40%
35%
54.2
52.9
52.5
50.8
Paperboard
Plastics
38.8
36.2
36.1
1999
2000
2001
2002
Objectives

Key Growth Objectives 2002
Extending Print Service

- "Combined Supply" of cartons/leaflets/booklets

  (INFORMATION GROWTH)


ADVAIR
250/50

Key Growth Objectives 2002
Product Growth

- "Combined Supply" of cartons/leaflets/booklets/labels

(INFORMATION GROWTH)


NUROFEN
children
Fever & Pain
NUROFEN
children
Fever & Pain
150ml

Key Growth Objectives 2002
Design

Europe's largest carton design studio



Chesapeake

Key Growth Objectives 2002
Innovation



Leeds University – 22 Undergraduates



Packaging Machinery Development

Key Growth Objectives 2002
Brand Positioning/Differentiation

Visibility in a Composite Tube

"First in the World"



Today

- Leading, value-added specialty packaging products company with a clear focus on the European markets
- Leader in attractive end-use markets: Pharmaceutical & Healthcare, Tobacco, Fine Spirits and Premium Confectionery
    - Blue Chip customer base
    - Higher margins due to technical and design demands
    - Significant opportunities for growth
    - Defensive end-use markets

Today (cont.)

- Superior manufacturing and service capabilities
  - Pan-European presence
  - Sophisticated structural/graphic design and varied processing techniques
  - Rigorous process control with respected technical capabilities

1Q02 Results

- EBITDA of $22.9 million; loss per share of $0.02
- Lower Premium Branded and Luxury packaging volumes
- Plastic packaging segment improvement
- Completed corporate restructuring program

In line with our expectations

Financial Outlook 2002
Continuing Operations

• Revenues	$ 780-820 million
• Depreciation	$ 45-50 million
• Capex	$ 55-65 million
• EBITDA	$ 125-135 million
• Net Income	$ 1.60-1.80 share

Chesapeake Corporation

Annual Meeting 2002

Chesapeake